Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Six Months Ended June 30
	2014		2013

Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$7,126		7,457
Distributions greater (less) than equity in earnings of affiliates	681	*	(228)
Fixed charges, excluding capitalized interest**	418		359

	$8,225		7,588

Fixed Charges
Interest and debt expense, excluding capitalized interest	$326		269
Capitalized interest	241		365
Interest portion of rental expense	38		34

	$605		668

Ratio of Earnings to Fixed Charges	13.6		11.4

  *Includes a significant distribution from a Canadian joint venture.

**Includes amortization of capitalized interest totaling approximately $55 million in 2014 and $57 million in 2013.